Exhibit 1

PRESS RELEASE

Gentium Announces Management Changes and Corporate Restructuring

VILLA GUARDIA (Como), Italy, March 1, 2010 (BUSINESS WIRE) — Gentium S.p.A. (Nasdaq: GENT) today announced management and corporate restructuring changes resulting from a strategic decision to consolidate the Company’s resources and operations.   Following the expansion of the license agreement with Sigma-Tau, which will provide Gentium with up to $15 million dollars in non-dilutive funding, Gentium will be closing the Company’s New York office and consolidating corporate activities and the executive management team within its headquarters in Italy.  Mr. Gary Gemignani, Executive Vice-President and Chief Financial Officer since 2006, will be leaving the Company effective March 31, 2010, but will provide transitional services through a consulting agreement.  Dr. Khalid Islam, currently Gentium's Chairman and Interim CEO, will assume the role of Chief Executive Officer on a full-time basis.  In addition, Mr. Salvatore Calabrese, Gentium’s current Vice-President of Finance, has been promoted to Senior Vice-President of Finance.

Gentium’s New York office currently houses operational, financial and strategic and business development personnel.  The closure of this office and consolidation of corporate operations into the Como, Italy headquarters of Gentium are expected to result in one-time payments of approximately $1.5 million and are anticipated to yield annual cost savings of approximately $1.3 million.

“The Board and I would like to thank Gary for his dedication and service to Gentium,” said Dr. Islam.  “As Executive Vice President and CFO, he has helped lead the Company through some challenging periods, including transitions at the CEO and Board level, has initiated the named-patient and cost recovery programs, and has laid important groundwork to ensure that Defibrotide is positioned to be commercial-ready upon approval.  We wish him well in his future endeavors.”

Dr. Islam continued, “In the near future, Gentium’s key efforts will be dedicated to the preparation of Defibrotide dossiers for filing with regulatory authorities and seeking marketing approval.  Phase III clinical data has shown strong trends toward statistical significance and a meaningful impact on severe Veno-Occlusive Disease (VOD), a life threatening disease with no approved therapies.  This is also reflected in the substantial interest already being generated by our named-patient program, which together with cost recovery and our expense reduction efforts has significantly reduced our overall cash burn.”

About VOD

Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as an important complication of stem cell transplantation. Certain high-dose chemo-radiation therapy regimens used as part of SCT can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children.  There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the US Food and Drug Administration and EMEA to prevent and to treat VOD and Fast Track designation by the US FDA for the treatment of severe VOD in recipients of stem cell transplants.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including the Company's ability to obtain regulatory approval for Defibrotide and realize projected cost-savings and license milestone payments, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Gary Gemignani, +1-212-332-1666
Chief Financial Officer
ggemignani@gentium.com
or
The Trout Group
Christine Labaree, +1 617 583 1307
clabaree@troutgroup.com